SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                  FORM 6-K

                      Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                        For the month of July, 2004

                       Commission File Number 1-10928

                         INTERTAPE POLMER GROUP INC.

        110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
             Form 20-F                     Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INTERTAPE POLYMER GROUP INC.



Date:  July 29, 2004                By:  /s/Victor DiTommaso
                                    Victor DiTommaso, Vice President Finance
						   						NYSE SYMBOL: ITP
      							   	   				   TSX SYMBOL: ITP

                                                              NYSE SYMBOL: ITP
                                                               TSX SYMBOL: ITP


Intertape Polymer US Inc., a Wholly-Owned Finance Subsidiary of Intertape Polymer Group Inc., Completes Offering of $125 Million of Senior Subordinated Notes Due 2014

Bradenton, Florida, July 28, 2004 Intertape Polymer Group Inc. today announced that its wholly-owned, newly-formed finance subsidiary, Intertape Polymer US Inc., completed the offering of $125 million of senior subordinated notes due 2014 to institutional investors in an offering exempt from the registration requirements of the Securities Act of 1933. The notes have been guaranteed on a senior subordinated basis by Intertape Polymer Group Inc. and all of its subsidiaries.

Interest will accrue and be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2005 at an interest rate of 8 1/2% per annum.

A portion of the proceeds from the offering was used to repay an existing credit facility. The remaining balance of the proceeds, together with expected borrowings under a new $275 million senior secured credit facility, will be used to redeem all three series of existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees, and for general working capital purposes. The new senior secured credit facility is expected to fund upon the redemption of the existing senior secured notes.

The senior subordinated notes have been offered in the United States only to qualified institutional buyers and outside the United States pursuant to Regulation S under the Securities Act of 1933. The senior subordinated notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or in accordance with an applicable exemption from the registration requirements of the Securities Act of 1933.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy such securities. In addition, the senior subordinated notes have not been offered or sold, directly or indirectly, in Canada or to or for the benefit of any resident of Canada, except pursuant to applicable exemptions from the registration and prospectus requirements of applicable Canadian securities laws.

Certain statements in this news release that refer to future events or other non-historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on assumptions believed by management of Intertape to be reasonable; however, they are inherently uncertain and difficult to predict.
Such forward-looking statements involve risks and uncertainties.   Should
one or more of the these risks or uncertainties materialize, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described herein as expected, intended, estimated, anticipated, believed or predicted.


SOURCE:	Intertape Polymer Group Inc.

CONTACT:       Melbourne F. Yull
               Chairman and Chief Executive Officer
               Intertape Polymer Group Inc.
               Tel.: 866-202-4713
               E-mail: itp$info@intertapeipg.com
               Web: www.intertapepolymer.com